U. S. Securities and Exchange Commission

                              Washington, D.C. 20549


                                   Form 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

     UNDER SECTION 12 (b)  OR (g) OF THE  SECURITIES EXCHANGE ACT  OF 1934


                    Far West Group, Inc., A Nevada Corporation
                    ------------------------------------------


                   Nevada                            86-0867960
          ----------------------------   ----------------------------------

          (State or  other jurisdiction  (I.R.S.  Employer Identification No.)
             of Incorporation or
                organization)


          1665 East 18th Street, Suite 113
                Tucson, Arizona                          85719
          --------------------------------          --------------
            (Address of principal                     (zip code)
              executive offices)


                                   520-740-1119
                                  --------------
                             Issuer's telephone number

              Securities to be registered under section 12 (g) of the Act:

          Title of each  class                Name of  each exchange on which
          to  be so registered:               each  class is  to be registered:
             Common Stock                                None


          Securities to be registered under section 12(g) of the Act:


             80 million shares of Common Stock, Par Value $.0001 per share

             -------------------------------------------------------------
                                   (Title of Class)

          PART I

          Form 10-SB        Item                                   Location
          Item Number       Caption                                  Page
                            Information

          1.                Description of Business                     2

          2.                Management's Discussion And
                            Analysis or Plan of Operations              6

          3.                Description of Property                     9

          4.                Security Ownership of Certain
                            Beneficial Owners and Management            9

          5.                Directors, Executive Officers,
                            Promoters and Control Persons               10

          6.                Executive Compensation                      11

          7.                Certain Relationships and Related
                            Transactions                                12

          8.                Description of Securities                   12

          PART II

          1.                Market Price and Dividends on
                            the Registrant's Common Equity
                            and Other Shareholders Matters              13

          2.                Legal Proceedings                           14

          3.                Changes in and Disagreements
                            With Accountants                            14

          4.               Recent Sales of Unregistered
                           Securities                                   14

          5.               Indemnification of Directors
                           and Officers                                 14

          PART III

          1.               Index to Exhibits                            15

          PART I

          Item 1.  Business

          General

               Far West Group, Inc. (The "Company" or "FarWest") was organized under the laws of the State of Nevada in July 1996 to serve as a water technology company dedicated to advanced water filtration and purification. The company merged with Pro Vantage Corporation, an inactive public company which was incorporated in the State of Florida in 1992 with FarWest as the surviving company of the merger. Concurrently, the FarWest Pump Company ("Pump Company"), an Arizona Corporation, was merged into FarWest and became a wholly owned subsidiary of the Company.

               In January 1997 the Company entered into a manufacturing and marketing license agreement with Lawrence Livermore National Laboratories ("Lawrence Livermore") whereby the Company obtained the rights to Lawrence Livermore's patented Capacitive Deionization Technology (CDT). The manufacturing and marketing license is effective for the life of the patents (up to 17 years). To maintain the license the Company must make contracted annual royalty payments to Lawrence Livermore.

               In March of 1999 the Company's Board of Directors agreed to accept an offer from Pump Company management to acquire the outstanding shares of the Pump Company, effective January 1, 1999. The stock sales agreement was completed in May of 1999. FarWest,
          in  July  1999,  expanded   its  facilities  to  include  general
          administration offices and a pilot manufacturing facility.

          The Technology

               FarWest has evolved from the development-stage company status with no historic revenues and has now completed development of its first CDT unit. The Company plans to commence in-house prototype manufacture of demonstration and pilot water treatment plants for clients in the first quarter of 2000.

               In 1997 the Company obtained a license to develop and manufacture a carbon aerogel CDT product, covered by Lawrence Livermore patents, for commercial use in the desalination, filtration, and purification of water.

               The  Lawrence  Livermore   license  authorized  FarWest   to
          manufacture, market and enhance the CDT, specifically in the fields of:
               Desalination and Brackish Water
               Groundwater remediation
               Pure water for Boiler Applications
               Ultrapure water for manufacturing
               Nuclear Waste remediation
               Medical Applications
               Bottled water for drinking

               The   aerogel  product licensed   from  Lawrence  Livermore
          Laboratories in January 1997 operated at low voltage levels (compatible with solar energy sources) with resulting favorable operating economics, but the cost of manufacture with the original
          technology   was  too  high   to  be   commercially  competitive.
          Therefore, initial Company efforts were focused on cost reduction programs.

               Since 1997  with expenditures of over  $800,000, FarWest has increased the cost-effectiveness of the original aerogel product by approximately 15 times. The Company believes that its current version of the CDT product is competitive with other water remediation methods, particularly for brackish water (up to 10,000 parts total dissolved solids per million parts), due to
          its  low  power and  other operating  cost  advantages.   CDT, as
          developed by the Company, has been favorably reviewed by Lawrence Livermore, foreign governments and several multi-national companies familiar with Reverse Osmosis and other existing water treatment systems. The Company believes that CDT is the only available economically viable alternative to Reverse Osmosis, which is the most widely used system, for a broad spectrum of large-scale brackish and other water purification applications.

               While the basic carbon aerogel patent is owned by the U.S. Government, through Lawrence Livermore, there are a number of patentable improvements in other materials and processing which have been developed by, and are proprietary to FarWest, and need not be licensed back to Lawrence Livermore. The improvements account for the significant improvement in cost effectiveness of CDT. It is expected that one or more of these proprietary improvements will be patented by FarWest and certain others may be maintained as trade secrets to avoid disclosing them in patent filings.

          The Business

               In 1998 the Company began a marketing effort to bring its carbon aerogel technology to the attention of the water treatment market. This effort has occurred in the context of the pervasive world-wide search for water safe to drink and water suitable for agriculture, industry, and other applications. CDT is capable of treating a wide range of water inputs and can provide a range of outputs, geared to the ultimate use of purified water, that is, human consumption, agriculture, or ultra-pure water for industrial and medicinal use. CDT is thus not confined to a particular niche in the water treatment industry. The industry as a whole has become a focus of interest among the sources of international grant and loan financing due to the belief that a global water crisis may be imminent.

               The Company shifted its emphasis in 1999 to bring its prototype manufacturing capability on-line to satisfy the three demonstrations and one pilot plant for which it has received contracts as follows:

               - Arizona Public Service Corp - a pilot system for industrial boiler water testing and solar powered compatibility testing, to be installed January 2000.

               -     Carlsbad California - a pilot system for filtration of
          brackish  water   with  output  compliant   with  drinking  water
          requirements, to be installed beginning in February 2000.

               - Beatrix Mines, South Africa - a pilot plant for testing effluent waste water from gold mines, to be installed beginning April 2000.

               - Kingdom of Jordan, Amman, Jordan - a pilot system for converting brackish water with an output volume of 400 cubic meters per day, scheduled to begin installation in June 2000. With a successful pilot system, a 100,000 cubic meters per day system would be scheduled for 2002 installation.

               To  manufacture  the  large  quantities  of  carbon  aerogel expected to be required to meet future industrial demands, beyond the limited requirements of demonstration and pilot plant facilities, FarWest must arrange major plant financing perhaps, in part, against delivery contracts, or as joint venture operations. The Company is currently exploring strategic corporate partnerships as well as evaluating suitable out-sourcing manufacturing partnerships for short-term requirements.

          Sales and Marketing

               FarWest expects to operate primarily as a supplier of CDT units and the related electronic control systems to builders of new water treatment plants or as replacement technology for other water treatment equipment as it becomes obsolete or too costly to operate and maintain. The CDT units could represent a substantial part of the cost of new or renovated water treatment facilities.

               The Company does not expect to develop its own capability to act as prime contractor for engineering, constructing, operating, and owning treatment plants. It will engineer and construct pilot plants, and will support the planning, proposing, training, and maintenance activities of prime contractors who contract to install CDT-based plants. The Company expects to sell purchasers, both private and governmental, on the merits of using CDT, either alone or in conjunction with prime contractors where it has entered into selling or strategic relationships.

               For some countries, FarWest is negotiating with potential partners, local or international, capable of engineering and executing major water treatment plant construction and subsequent operations. The Company's marketing efforts will continue to be focused in developing strategic partners on geographic or application relationships.

          Discontinued Operations   Well Drilling and Pump Services

               FarWest Pump Company was formed to provide drilling and pump
          services  in  Arizona and  Western New  Mexico.   It  included an
          operating  division,   Arizona  Well  Services,   which  provided
          wholesale parts services to  FarWest Pump and other clients.   In
          the fourth  quarter of 1998 discussions were  initiated with Pump
          Company  management for the purchase  of Pump Company.   In March
          1999, the Company s Board of Directors agreed to sell FarWest Pump to its management team effective January 1, 1999. In order to induce Pump Company management to assume the net liabilities of Pump Company, FarWest agreed to pay Pump Company $70,000 upon financing. In addition, FarWest upon financing will pay $200,000 to Pump Company to satisfy a FarWest payable to a stockholder who has assigned the receivable to Pump Company.

               The Company has accounted for the Pump Company in the accompanying financial statements as a discontinued operation. Because the Pump Company has net liabilities, the Company will record a gain on the transaction at closing. The sale was closed in November 1999.

          Item 2. Management s Discussion and Analysis of Financial Condition and Results of Operations

          Financial Condition and Results of Operations

               The Company has recently completed its development stage operation. Plans are to begin pilot operations in quarter one (Q1) of 2000. From execution of the Lawrence Livermore licenses in January 1997 through the current period, the Company has concentrated its efforts primarily on improving the cost performance basis of the CDT technology.

               During 1997, 1998, and for the first three quarters of 1999, the Company did not generate revenues although pilot contracts were received during the period. The Company currently is negotiating additional pilot contracts and alliances; however, revenue recognition will not occur prior to FY 2000.

               The Company was funded initially through the merger of the Pump Company and an investment by the principal shareholder. Since 1998 funding has been through private placements, which totaled approximately $800,000 and additional financing by the principal shareholder. Private placement opportunities combined with management funding are expected to continue through the fourth quarter of 1999. The Company is also discussing convertible debt transactions to support immediate cash requirements.

          Operations for the Next Twelve Months

               Business opportunities for the next twelve months include international CDT systems sales to governments, major multi-national industrial corporations and U.S. pilot sales. Several opportunities are now being discussed including: governments, humanitarian trust funds, industrial joint ventures, market sectors, and geographic distribution agreements.

               The Company recognizes the financial investment required to support the potential business opportunities which are being discussed. There is no guarantee that the Company can obtain the funding necessary to develop the manufacturing and engineering infrastructure to complete the potential CDT orders. The Company is currently discussing financing options which include:

               - a Corporate Partnership for Manufacturing which could be expanded to include marketing services;
               - Joint ventures with an international investment group;
               - a European government-sponsored program.
               - a join development contract with a multi-national corporation.
               - a humanitarian fund is evaluating an equity investment, plus several CDT system installations in the Mid-East.

               Management believes that there is a probability of obtaining the required financing for the next twelve months through one of the above, however, there is no assurance that such funding will be obtained in the time cycle required to support ongoing company operations.

          Limited Operating History

               The Company although having completed it development stage has had limited operating history upon which an evaluation ofits future performance and prospects could be made. The Company's prospects must be considered in light of the risks, expenses, delays, problems, and difficulties frequently encountered in the establishment of a new business in an emerging and evolving industry. Since inception, the Company has generated no revenues and has incurred operating losses resulting in a working capital deficit. Inasmuch as the Company will have an increasing level of operating expenses and will be required to make significant up-front expenditures in connection with the proposed development of its business, the Company anticipates that losses will continue for at least the next twelve months or until such time as the Company is able to generate sufficient revenues to finance its operations and the costs of continuing expansion. There can be no assurance that the Company will be able to generate significant revenues or achieve profitable operations.

          Need for Additional Financing

               The Company is dependent upon the proceeds of proposed offerings of the Company s securities to implement its business plan and to finance its working capital requirements. Should the Company's plans or its assumptions change or prove to be inaccurate or offering proceeds be insufficient to fund the Company's operations, the Company would be required to seek additional financing sooner than anticipated. Management believes it will be able to continue raising funds in the balance of 1999 as it has in the early part of 1999, principally through private placements, or convertible debt transactions.

               There can be no assurances given that the Company will be successful in generating sufficient revenues from its planned activities or in raising sufficient capital to allow it to continue as a going concern which contemplates increased operating expenses, acquisition of assets and the disposition of liabilities in the normal course of business. These factors can affect the ability of the Company to implement its general business plan including the completion of the required manufacturing facilities and continued proprietary CDT product improvements.

          Technology

               Capacitive Deionization Technology which was licensed from Lawrence Livermore has been and remains the foundation of the Company's future. The Company has concentrated its efforts on adding proprietary enhancements to CDT to provide insulation from not only other technologies but as protection if Lawrence
          Livermore decided to consider other licensees. Any other licensee would have to license Lawrence Livermore's 1996 CDT Technology and avoid FarWest's patents pending and trade secrets to enter the market. FarWest has discussed a protected window of time exclusive option period with Lawrence Livermore; however, until the Company corrects its current delinquent payment status this will not be granted. A proven product with installed pilot systems and a stronger financial position may help the Company achieve this goal.

          Other Business Matters

          Government Approvals and Regulations. The Company understands that governmental approvals will continue to be necessary for certain of its operations, products and services. Further, the Company believes that compliance with Federal, State and Local laws or regulations which have been enacted or adopted to regulate the environment has not had, nor is expected to have a material effect upon the Company's operations, product development, capital expenditures, earnings, competition or financial position.

          Year 2000. The Company does not have any CDT systems installed as of the date of this registration statement. All systems are under current development and are year 2000 compliant. All internal systems (Accounting) utilized by the Company incorporate technology that is year 2000 compliant. There are no third party vendors nor service providers to the Company that are either not considered year 2000 compliant or are there others who are critical to the ongoing operations and development of the Company and its product.

          Inflation.    The Company  does not  expect  the current  rate of
          inflation to have any effect on its operations in the foreseeable future.

          Information regarding and factors affecting forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances and underlying assumption, and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs, or projections will result, or be achieved, or accomplished.

          Item 3.  Properties

               The Company maintains administrative offices at 1665 East 18th Street, Suite 113, Tucson, Arizona 85719. There is approximately 1,500 square feet of administrative space. At the same location the company has completed a prototype system assembly facility of approximately 3,000 square feet. This is leased space which offers expansion capability as needed.

               The company  is in discussions  with an investment  group in
          Livermore, California to build a Research and Development Center at Lawrence Livermore which could be operational within the next year. To complete this facility the Company must complete the funding negotiations with the developer and investment group. The Corporate Headquarters may also be relocated to this Livermore, California location within the next year.

          Item  4.   Security Ownership  of Certain  Beneficial  Owners and
          Management

               Item 5 sets forth the number of shares of common stock of holders of the Company known to the Company and to beneficial owners of more than five (5%) percent of its Common Stock at September 30, 1999.

          Item 5.  Directors and Officers of Registrant

               (a) As of September 30, 1999, the following persons served as directors of the Registrant.
                                                          Shares      % of
                                           Director            Beneficially
          Outstanding
          Name and Age           Position     Since       owned       Stock

          Clark Vaught (49)      Chairman of   1996     2,675,000    39.43%
                                  The Board
                              CEO and Director
          Dallas Talley (66)     President     1998       575,000    8.48%
                             Financial Officer
                                and Director

          Chris Sheppard (41)  Vice President  1997       365,000    5.38%
                                    Director

          Thomas Friezen (40)      Director    1996       252,000    3.72%

          Dr. Nicholas Yensen (53) Director    1997       100,000    1.48%

          All Officers and Directors as a Group         3,967,000   58.47%
          (as of September 30, 1999)

               (b)  Executive Officers

               The executive officers of Registrant are:  See (a) above.

          Management

          The FarWest Management team has extensive experience in the establishment and management of entrepreneurial and publicly-held technology companies.

          Clark Vaught, Chairman, CEO, and principal shareholder, founded FarWest Pump and served as its President since 1988 and developed it into today's FarWest Group. His background with Westinghouse Hanford Systems aptly prepares him for the technology driven CDT market. Management experience includes large aquifer development projects; water management for White Sands Missile Range, and several Arizona City programs.

          Dallas Talley, President, joined FarWest in January 1998 and also is currently serving as its Financial Officer. He has over twenty years of high tech senior executive experience. He has been CEO of Qantel Business Computers, a New York Stock Exchange listed company, and of two NASDAQ technology companies. He has also been a founder/director of several emerging companies, was executive partner in an International Technology Marketing and Licensing partnership for the three years prior to joining the Company. He has served as a director of the American Electronics Association from 1984 to 1990 and as Chairman of its Silicon Valley Chapter.

          Chris Sheppard, Vice President, has had management experience in several high technology fields. This includes the "Star Wars" SDI program where he consulted for Lockheed and Martin Marietta for the two years prior to joining the Company. He has been employed at Lawrence Livermore National Laboratories and other National Laboratories. His background also includes experience as Chief Mechanical Engineer for Kaman Aerospace.

          Don L. Hexamer, Director of Operations, has over twenty years of engineering experience. This includes over ten years of semiconductor design and manufacturing management experience. He was responsible for manufacturing, process engineering, equipment design, maintenance and repair for Mostek Inc. s $300 million per year semiconductor operation. He has been a partner in a high technology design group since 1992.

               At September 30, 1999, the Company employed five people full time and six consultants on a part-time basis.

               The future success of the Company depends to a significant extent upon certain senior management, technical personnel, and development personnel. The Company also believes that its future success will depend in large part on its ability to hire and retain highly skilled technical, managerial, and marketing personnel, as well as to attract and retain replacements for or additions to such personnel in the future. Demand for new, specially trained and experienced personnel has increased worldwide. The loss of certain key employees or the Company s inability to attract and retain other qualified employees could have a material adverse effect on the Company s business.

          Board of Directors.

          Employees who serve on the FarWest Board of Directors include Mr. Vaught, Mr. Talley, and Mr. Sheppard, who are identified above in "Management": all Directors currently serve one year terms. A multi-year Directors' term plan will be submitted for shareholder approval in May 2000.

          Other Directors are:

          Tom Friezen is CFO of a $150 million Food Processing Cooperative. He manages the financial operations and oversees the legal activities of the company.

          Dr. Nick Yensen has served as a director and consultant to the company. Dr. Yensen is a recognized expert in saltwater technology. He is president of NyPa International, with subsidiaries and projects throughout the world.

          Mr. Takeshi Ogata may join the FarWest Board of Directors on completion of corporate financing. Mr. Ogata has been a senior executive with Itochu Corporation, Tokyo, Japan. Within Itochu he has served as Senior Managing Director as well as President of Itochu Construction and President of Itochu Electronics and Aerospace. He is currently Chairman of Itochu's Inno Micro Corporation.

          FarWest is in discussion with other experienced executives and professionals to join the Board of Directors on completion of corporate financing, and plans to expand the Board of Directors to seven Members.

          Item 6.  Executive Compensation

          Summary Compensation Table

                                              Annual Compensation
                                                                      Other
          Name and Principal Position  Year    Salary    Bonus       Annual
          Compensation
          Clark Vaught                 1998   $96,000    $  -         $  -
          Dallas Talley                1998   $72,000    $  -         $  -
          Chris Sheppard               1998   $72,000    $  -         $  -

          Clark Vaught                 1997   $72,000    $  -         $  -
          Chris Sheppard               1997   $60,000    $  -         $  -

          Clark Vaught - Chairman of the Board, Chief Executive Officer.
          Dallas Talley   President, Financial Officer,  and Director.
          Chris Sheppard - Vice President Development and Director.

               There are currently no Long-Term Compensation programs in effect for officers or directors.

          1998-1999 Stock Option Grants

               NONE

          Item 7.  Certain Relationships and Related Transactions

               As part of the transaction in which Pump Company management acquired the outstanding shares of the Pump Company, FarWest provided total payables of $270,000 of which $200,000 had previously been recorded as a payable to shareholder. As of September 30, 1999, the chairman and CEO had advance the Company a total of $207,000 which had been recorded as accounts payable shareholder.

          Item 8.  Description of Securities

               (a)Common Stock

               The Company is authorized to issue 80,000,000 shares of Common Stock with a par value of $0.0001 per share. As of September 30, 1999, there were 6,784,912 shares of Common Stock outstanding on a fullly diluted basis including options and warrants to purchase 670,000 shares of Common stock at prices from $0.50 to $1.70 per share. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of Preferred Stock, which may from time to time be outstanding in the future, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preference on the Preferred Stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

               (b)     Preferred Stock

               The Company is authorized to issue up to 20,000,000 shares of Preferred Stock with a par value of $0.01 per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights, and sinking fund provisions.

          PART II

          Item 1. Market for Registrant's Common Stock and Related Stockholder Matters


               (a)     Stock Prices and Dividend Information

               The Common Shares of the Company are traded on the NASDAQ Over-the-Counter market under the trading symbol "FWST" since July 1996. The following NASDAQ supplied table sets forth for the period indicated the high and low bid prices. The quotations below reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions. For current price information, FWST shareholders are encouraged to consult publicly available sources.

               1999                          High          Low
               First Quarter                1 1/8          1/4
               Second Quarter               5 1/4       2 1/32
               Third Quarter                3 1/8        1 1/2

               1998
               First Quarter                1 1/4         5/16
               Second Quarter                 3/4         5/16
               Third Quarter                  3/4          1/2
               Fourth Quarter                9/16          1/4

               1997
               First Quarter                1 3/8          1/8
               Second Quarter                 1/2          1/4
               Third Quarter                    1          1/4
               Fourth Quarter              1 3/16          1/4

               At September 30, 1999, the Company has 6,114,912 Common Shares issued and 6,844,912 outstanding on a fully diluted basis and had approximately ninety (90) shareholders of record.

               It appears that the Company may not trade on the Over The Counter Bulletin Board after December 2, 1999 until final SEC approval is received by the Company. However, those market makers that file Form 15C211 exemption will continue to market the securities.

               The Company has no fixed dividend policy. The Company has paid no dividends at any time. For the foreseeable future, it is anticipated that the Company will use all available cash flows to finance its growth and that dividends will not be paid to shareholders.

               (b)     Reports to Security Holders

                The  public may read and  copy any material  files with the
          SEC at the SEC's Public Relations Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company is an electronic filer and as such, all items filed by the Company with the SEC which contain reports, information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The Company also maintains an Internet site which contains information about the Company.

               The site is available at http//www.farwestgroup.com.

          Item 2.  Legal Proceedings

               The  Registrant  is  not  a  party   to  any  pending  legal
          proceeding nor is its property the subject of any pending legal proceeding of any material consequence.

          Item 3.  Changes in and Disagreements with Accountants

               There have been no disagreements on accounting and financial disclosures from the inception of the Company through to the date of this Registration Statement.

          Item 4.  Recent Sales of Unregistered Securities

               (a)     In April  1999, the Company issued 626,500 shares of
          Common Stock of the Company to a group of investors under Rule 504 of Regulation D as additional capital for the Company. The Company received $283,250 for those shares. The market price of the company shares of the Company when this private placement was subscribed ranged from $0.25 to $0.75 during the months of March and April 1999, prior to the transaction. The pricing of the placement ($0.32 to $0.50) was determined with reference to the mid-range of prices during the prior month with a discount to reflect the restrictive nature of these securities.

               (b) In March of 1999, the Company issued 1,643,000 shares to a group including directors, officers, employees, consultants, and providers as compensation for service previously furnished the Company. These shares, which have a two year restriction, were issued at a rate of $0.18 per share bid based on the discounted average bid price of the common stock at the closing quarter s prices.

          Item 5.  Indemnification of Directors and Officers

               The Company has adopted the standard indemnification provisions for officers and directors as provided by Nevada law in its Articles, which the Company generally indemnifies officers and directors from liability for good faith errors or omissions committed in the ordinary discharge of their duties. The Company is generally aware that it is the position of the SEC that any claims of indemnification as may relate to violations of U. S. Securities laws and regulations are deemed to be of no force, effect or application.

          PART III

          Item 1.  Index to Exhibits

               The Company attaches the following material exhibits to this registration statement.

          1.   Financial Statements

               Consolidated financial statements of FarWest Group, Inc.
                                                                          Page
               (a)     Reports of Independent Certified Accountants.        17

               (b)     Consolidated Balance  Sheets for  the years
                       ended December 31, 1997 and December 31, 1998
                       and the nine months ended September 30, 1998
                       and September 30, 1999.                              18

               (c)     Consolidated  Statements of Operations for the
                       years ended December 31, 1997 and December 31,
                       1998 and the nine months ended September 30,
                       1998 and September 30, 1999.                         19

               (d)      Consolidated Statements of Changes in
                        Stockholders' Equity for the two years ended
                        December 31, 1997 and December 31, 1998 and
                        the nine months ended September 30, 1999.           20

               (e)      Consolidated Statements of Cash Flows for the
                        years ended December 31, 1997 and December 31,
                        1998 and the nine months  ended September 30,
                        1999.                                               21

          2.   Exhibits                                       Regulation
                                                            S-K Designated
                                                                Number:

               (a)     Stock Purchase Agreement between
          FarWest Group, Inc. and New Pumpco dated
          May 24, 1999 for the acquisition of 100% of
          FarWest Pump Co.                                        (2)

               (b)     The Articles of Merger of
          Pro Vantage, Inc. into FarWest Group, Inc.
          dated July 2, 1996.                                     (2)

               (c)     Articles of Incorporation of
          Registrant.                                             3(i)

               (d)     By-laws of Registrant.                    3(ii)

               (e)     Option and Warrant Agreements
          and Text of Warrant.                                   (10)

               (f)     Lawrence Livermore License Agreement      (10)

                                     SIGNATURES

               Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   By:  [s] Dallas Talley
                                   Dallas Talley, President
                                   and Financial Officer

               Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Registrant and in the capacity and on e date set forth following their name.


          Signature                  Capacity                 Date

          [s] Clark Vaught        Chairman and CEO         November  29, 1999
          Clark Vaught

          [s] Dallas Talley        President and           November  29, 1999
          Dallas Talley            Financial Officer

          [s] Chris  Sheppard      Vice President          November  29, 1999
          Chris Sheppard

          [s]  Tom Friezen           Director              November  29, 1999
          Tom Friezen

          [s] Nicholas  Yensen       Director              November  29, 1999
          Dr. Nicholas Yensen

          INDEPENDENT AUDITORS' REPORT

          Board of Directors
          FarWest Group, Inc.

               We have audited the accompanying consolidated balance sheets of FarWest Group, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FarWest Group, Inc. as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses and its working capital deficit and stockholders deficit raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                 Jackson & Rhodes P.C.

          Dallas, Texas
          November 19, 1999

                                    FARWEST GROUP, INC.
                                      BALANCE SHEETS

                                            Assets

                                             September 30,       December 31,

                                                 1999         1998        1997
          Current assets:                    (Unaudited)
          Cash                               $   30,199    $    -     $   3,211
          Accounts receivable                    25,000      28,704       3,143

          Total current assets                   55,199      28,704       6,354

          Furniture and equipment                 5,435       2,952       2,952
          Less accumulated  depreciation         (3,218)     (1,968)       (984)

                                                  2,217         984       1,968

          Total Assets                       $   57,416   $  29,688   $   8,322

                                   Liabilities and Stockholders' Equity

          Current liabilities:
          Accounts payable and accrued
             liabilities                     $  406,917   $ 597,959    $137,000
          Accounts payable to shareholder
             (Note 3)                           207,059     127,809      32,448
          Net liabilities of discontinued
             operations (Note  2)               658,401     620,075     581,928
          Total current liabilities           1,272,377   1,345,843     751,376

          Convertible debt (Note 5)             100,000     200,000     100,000

          Commitments and contingencies
             (Note 6)                               -           -           -

          Stockholders' equity:
          Preferred stock, $.0001 par value,
             20,000,000 shares authorized;
             60,000 issued and outstanding
             at September 30, 1999 and
             December 31, 1998                        6           6          -
          Common stock, $.0001 par value,
             80,000,000 shares authorized;
             6,114,912, 3,591,480 and
             3,191,480 shares issued and
             outstanding                            611          359        319

          Additional paid-in capital          2,149,687      699,525    527,289
          Accumulated deficit                (3,465,265)  (2,216,045)(1,370,662)

          Total stockholders' equity         (1,314,961)  (1,516,155)  (843,054)

          Total Liabilities and
             Stockholdedrs' Equity          $    57,416   $   29,688      8,322

                             See accompanying notes to financial statements.

                                   FARWEST GROUP, INC.
                                STATEMENTS OF OPERATIONS

                                     Nine Months Ended             Years
                                       September 30,        Ended December 31,
                                      1999       1998        1998       1997
                                   (Unaudited)(Unaudited)
         Revenues                  $      -   $      -   $     -    $     -

         Operating expenses:
         Common stock and options
           issued for services        822,272        -          -      227,500
         General and administrative   407,520    541,170    478,183    245,114
                                    1,229,792    541,170    478,183    472,614

         Loss from operations      (1,229,792)  (541,170)  (478,183)  (472,614)

         Other income (expense):
         Interest expense              (3,500)   (51,512)   (56,539)    (7,000)
         Total other expense           (3,500)   (51,512)   (56,539)    (7,000)
         Loss from  continuing
            operations             (1,233,292)  (592,682)  (534,722)  (479,614)
         Discontinued operations (Note 2):
         Loss from disontinued
            operations                (15,928)  (240,051)  (310,661)  (347,491)
         Net loss                 $(1,249,220) $(832,733) $(845,383) $(827,105)

         Loss per common share:
         From continuing
            operations                $(0.22)     $(0.18)    $(0.16)    $(0.33)
         Net loss                     $(0.23)     $(0.25)    $(0.25)    $(0.58)

         Weighted average common
            shares outstanding     5,502,316   3,347,036  3,408,147  1,433,147

          See accompanying notes to financial statements.

                            FARWEST GROUP, INC.
                STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          Years Ended December 31, 1998 and 1997 and the Nine Months
                      Ended September 30, 1999 (Unaudited)

                                              Preferred Stock    Common Stock    Additional
                                                                                   Paid-in    Accumulated
                                              Shares  Amount    Shares  Amount     Capital      Deficit       Total
          Balance, December 31, 1996             -    $  -    1,081,480   $108    $      -     $(543,557)  $  (543,449)
          Common shares issued for services      -       -      910,000     91       227,409         -         227,500
          Common shares issued for accounts
             payable to  shareholder             -       -    1,200,000    120       299,880         -         300,000
          Net loss                               -       -          -       -            -      (827,105)     (827,105)
          Balance, December 31, 1997             -       -    3,191,480    319       527,289  (1,370,662)     (843,054)
          Shares issued  for cash             60,000      6     400,000     40       172,236         -         172,282
          Net loss                               -       -          -       -            -      (845,383)     (845,383)
          Balance, December 31,  1998         60,000      6   3,591,480    359       699,525  (2,216,045)   (1,516,155)
          Shares  issued for cash                -       -      626,500     63       283,188         -         283,251
          Shares issued to convert debt          -       -      253,332     25       126,641         -         126,666
          Shares issued for services
             rendered in 1999 and 1998           -       -    1,643,600    164       287,466         -         287,630
          Stock options issued as
             compensation                        -       -          -       -        752,867         -         752,867
          Net loss                               -       -          -       -            -    (1,249,220)   (1,249,220)
          Balance, September  30, 1999
             (unaudited)                      60,000  $   6   6,114,912    611    $2,149,687 $(3,465,265)  $(1,314,961)

                              See accompanying notes to financial statements.

                                          FARWEST GROUP, INC.
                                       STATEMENTS OF CASH FLOWS

                                                      Nine Months Ended September 30,     Years Ended December 31,
                                                                1999         1998             1998         1997

          Cash flows from operating activities:
          Net loss                                        $(1,249,220)   $(832,733)       $(845,383)   $(827,105)
          Adjustments to reconcile net loss to net cash
          used in operating activities:
          Depreciation                                          1,250          494              984          984
          Shares issued for services                           69,405          -                -        227,500
          Stock options issued as compensation                752,867          -                -            -
          Changes in operating assets and liabilities:
          Accounts receivable                                   3,704       (1,857)         (25,561)      (2,574)
          Accounts payable and accrued liabilities             53,849      489,979          460,959       62,000
          Net  assets of  discontinued operations              38,326      (67,026)          38,147      430,079
              Net  cash used  in operating  activities       (329,819)    (411,143)        (370,854)    (109,116)

          Cash flows from investing activities:
          Purchase of furniture and equipment                  (2,483)         -                -         (2,952)

          Cash flows from financing activities:
          Net  advances from shareholder (Note  3)             79,250      135,650           95,361       15,279
          Sale of common and preferred shares                 283,251      172,282          172,282          -

          Proceeds from convertible debt                          -        100,000          100,000      100,000
              Net cash  provided by  financing activities     362,501      407,932          367,643      115,279

          Net increase (decrease) in cash and cash
              equivalents                                      30,199        3,211)          (3,211)       3,211

          Cash at beginning of year                               -          3,211            3,211          -

          Cash at end of year                                 $30,199     $    -          $     -      $   3,211

          Supplemental disclosure:
          Total interest paid                                 $   -       $    -          $     -      $     -

          Non-cash transactions:

          During 1997, the Company issued 1,200,000 common shares for $300,000 in accounts payable to a shareholder.

          During 1999, the Company issued 1,643,600 common shares for services rendered in 1999 and 1998, of which $218,225 had been accrued in 1998.

          During 1999, the Company issued 253,332 common shares to convert $100,000 in convertible debt and $26,666 in accrued interest.

          See accompanying notes to financial statements.

          1.   Summary of Significant Accounting Policies

          Description of Business

               FarWest Group, Inc. (the Company or FarWest ) was organized under the laws of the state of Nevada in July 1996 to serve as a water technology company dedicated to advanced water filtration and purification. The Company was formed through a merger with Pro Vantage Corporation, an inactive public company which was incorporated in the state of Florida in 1992. Concurrently, the FarWest Pump Company ( Pump Company ), an Arizona Corporation, was merged into FarWest and became a wholly owned subsidiary of the Company.

               In January 1997 the Company entered into a manufacturing and marketing license agreement with Lawrence Livermore National Laboratories ( Lawrence Livermore ) whereby the Company obtained the rights to Lawrence Livermore's patented Capacitive Deionization Technology ( CDT ). The company has the rights to develop and manufacture a carbon aerogel CDT product for commercial use in the desalination, filtration and purification of water. The manufacturing and marketing license is effective for the life of the patents (up to 17 years). To maintain the license the Company must make contracted annual royalty payments to Lawrence Livermore beginning with $30,000 per year, then becoming a percentage of revenue. The Company has completed development of its first release CDT unit and expects to commence in-house prototype manufacture and construction of demonstration and pilot water treatment plants for clients in the first quarter of 2000.

               See Note 2 regarding the Company's sale of Pump Company to Pump Company management.

          Going Concern

               The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company is reporting cumulative net losses from continuing operations since January 1, 1997 of $1,494,761 as of September 30, 1999 and has utilized $479,970 in cash from operations during the same period. The following is a summary of management's plan to raise capital and generate additional operating funds.

               The Company was funded initially through investment by the principal shareholder. Since 1998 funding has been principally through private placements. Private placement opportunities combined with management funding are expected to continue through the fourth quarter of 1999.

               The Company is dependent upon the proceeds of proposed offerings of the Company's securities to implement its business plan and to finance its working capital requirements. Should the Company's plans or its assumptions change or prove to be inaccurate or offering proceeds are insufficient to fund the Company's operations, the Company would be required to seek additional financing sooner than anticipated. Management is confident it will be able to continue raising funds in the balance of 1999 as it has in the early part of 1999, principally through private placements. With the filing of a Form 10-SB in the fourth quarter of 1999 and becoming a Securities and Exchange Commission fully reporting Company, management anticipates that additional funding may be more likely in 2000.

               There can be no assurances given that the Company will be successful in generating sufficient revenues from its planned activities or in raising sufficient capital to allow it to continue as a going concern which contemplates increased operating expenses, acquisition of assets and the disposition of liabilities in the normal course of business. These factors can affect the ability of the Company to implement its general business plan including the completion of the required manufacturing facilities and continued proprietary CDT product improvements.

               Business opportunities for the next twelve months include international CDT systems sales to governments and major multi-national industrial corporations and U.S. pilot sales. Several opportunities are now being discussed including: governments, humanitarian trust funds, industrial joint ventures, market sectors and geographic distribution agreements.

               The Company recognizes the financial investment required to support the potential business opportunities which are being discussed. There is no guarantee that the Company can complete the funding necessary to develop the manufacturing and engineering structure to manufacture and install the potential CDT orders. The company is currently discussing financing options which include: a Corporate Partnership for Manufacturing which could be expanded to include marketing services; joint ventures with an international investment group; and a European government-sponsored program. In addition, a religious humanitarian fund is evaluating equity investment and CDT installation opportunities in the Mid-East. Management believes that there is a probability of obtaining the required financing for the next twelve months through one of the above.

          Principles of Consolidation

               The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

          Use of Estimates and Assumptions

               Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

          Cash and Cash Equivalents

               The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

          Furniture and Equipment

               Furniture and equipment are stated at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of five to seven years.


          Net Loss Per Common Share

              In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 provides a different method of calculating earnings per share than was formerly used in APB Opinion 15. SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. The Company was required to adopt this standard in the fourth quarter of calendar 1997. Because the Company's potential dilutive securities are antidilutive, the accompanying presentation is only of basic loss per share.

          Stock-Based Compensation

               The Company has issued stock options. Compensation costs arising from such options will be recorded as an expense. The measurement date for determining compensation costs is the date of the grant. Compensation cost is the excess, if any, of the market value of the stock at date of grant over the amount the employee must pay to acquire the stock. The Company measures compensation costs using the intrinsic value based method of accounting for stock issued to employees.

          Income taxes

               The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

          Research and Development

               Research and development expenditures are expensed when incurred. Research and development expenses amounted to $192,559, $35,657, $81,129 and $81,635 for the nine months ended
          September 30, 1999 and 1998 and the years ended December 31, 1998 and 1997, respectively.

          2.   Discontinued Operations

               Pump Company was formed to provide drilling and pump services in Arizona and Western New Mexico. It includes an operating division, Arizona Well Services, which provided wholesale parts services to Pump and other companies.

               In the fourth quarter of 1998 discussions were initiated with Pump Company management for the purchase of the Pump Company. In March 1999 the Company's

          Board of Directors agreed to sell Pump Company to its management, effective January 1, 1999. In order to induce Pump Company management to assume the net liabilities of Pump Company, FarWest agreed to pay Pump Company $70,000 upon additional financing.
          In addition, FarWest, upon additional financing, will pay $200,000 to Pump Company to satisfy a FarWest payable to a stockholder who has assigned the receivable to Pump Company.

               The Company has accounted for the Pump Company in the accompanying financial statements as a discontinued operation. Because the Pump Company has net liabilities, the Company will record a gain on the transaction when the sale closes. The sale was closed in November 1999.

               Pump Company had revenues of approximately $3,000,000, $1,665,000, $2,250,000 and $3,180,000 for the periods ended
          September 30, 1999 and 1998 and December 31, 1998 and 1997, respectively.

          3.   Related Party Transactions

               A principal shareholder has loaned the Company funds at various times. While the funds were not loaned under a note agreement, the Company has accrued interest at 8% on the balances payable.

          4.   Income Taxes

               There were no significant temporary differences between the Company s tax and financial bases, except for the Company's net operating loss carryforwards amounting to approximately $1,840,000, $1,350,000 and $830,000 at September 30, 1999 and
          December 31, 1998 and 1997, respectively. These carryforwards will expire, if not utilized, in 2012-2014.

               The Company has deferred tax assets amounting to approximately $625,000, $450,000 and 280,000 at September 30, 1999, and December 31, 1998 and 1997, respectively, related to the net operating loss carryovers. The realization of the benefits from these deferred tax assets appears uncertain due to recurring net losses. Accordingly, a valuation allowance has been recorded which offsets the deferred tax assets at the end of each period.

          5.   Convertible Debt

               During December 1997 and January 1998, the Company issued $200,000 in 7% convertible debt. The debt is convertible into shares of the Company s common stock at $.50 per share until January 15, 2001. During 1999, the holder of the debt converted $100,000 of principal and $26,666 of accrued interest into 253,332 shares of common stock. The note is collateralized by 750,000 shares of Company common stock.

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          6.   Capital Stock

               During 1998, the Company issued 60,000 shares of preferred stock for cash of $30,000. The shares pay no dividends and each share is convertible into one share of common stock.

               The Company has issued stock options to nonemployees. A summary of the status of stock options is set forth below:
                                                       Peroid Ended
                                                    September 30, 1999
                                                     Weighted Average
                       Stock Options              Shares     Exercise Price
          Outstanding, beginning or period           -             $    -
          Granted                                 410,000          $0.82
          Exercised                                   -            $    -
          Forfeited/expired                           -            $    -
          Outstanding, end of period              410,000          $0.82
          Options exercisable, end of period      336,667          $0.63

               Fair value for the stock underlying stock options was determined using information available from other stock sale transactions at or near the grant date. In management s opinion, these transactions between willing parties included the best information available at the time of grant to estimate the market value of the common stock of the Company. These fair values were used to determine the compensatory components of the stock options granted.

               Compensation costs for employee options are recognized as an expense in an amount equal to the excess of the fair market value of the stock at the date of measurement over the amount the employee must pay. The measurement date is generally the grant date. There were no options issued to employees as of September 30, 1999. The Company recorded $752,867 in compensation expense during the nine months ended September 30, 1999 under FASB Statement 123 for options issued to non-employees. There is future compensation expense to be recorded in subsequent periods amounting to $77,733 as of September 30, 1999. Using the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 0.0 percent; expected volatility of 783 percent; risk free interest rates of 4.5 percent; expected lives of two years.

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          6.   Commitments and Contingencies

          Lease Commitments

               The Company leases office space under an operating lease which expires in May 2000. Future minimum rental commitments amount to $12,650.

              Rent expense for the nine months ended September 30, 1999 and 1998 and the years ended December 31, 1998 and 1997 amounted to $8,409, $34,501, $38,056 and $11,020, respectively.

          Fair Value of Financial Instruments

              The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies.

              The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

          Concentration of Credit Risk

               The Company invests its cash and certificates of deposit primarily in deposits with major banks. Certain deposits, at times, are in excess of federally insured limits. The Company has not incurred losses related to its cash.

          Uncertainty Due to the Year 2000 Issue

               The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company s ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

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          7.   New Accounting Pronouncements

          SFAS 129

               Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129"), effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS 129 requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participating rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 has had no effect on the Company as it currently discloses the information specified.

          SFAS 130

               Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company has reflected its foreign currency translation adjustment as other comprehensive income in the accompanying consolidated statement of changes in stockholders equity.

          SFAS 131

               SFAS 131, "Disclosure about Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources

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          7.   New Accounting Pronouncements (Continued)

          SFAS 131 (Continued)

          and in assessing performance. This accounting pronouncement has had no effect on the Company's financial statements for the periods presented. The Company will consider its effect on the consolidated financial statements in the future as a result of the acquisitions described in Note 7.

          SFAS 132

               Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," revises standards for disclosures regarding pensions and other postretirement benefits. It also requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement does not change the measurement or recognition of the pension and other postretirement plans. The financial statements are unaffected by implementation of this new standard.

          SFAS 133

               Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for sale security, or a foreign-currency-denominated forecasted transaction. Because the Company has no derivatives, this accounting pronouncement has no effect on the Company's financial statements.

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